

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Harvey W. Schiller, Ph.D.
Chairman of the Board and Chief Executive Officer
GlobalOptions Group, Inc.
75 Rockefeller Plaza, 27th Floor
New York, New York 10019

> **Re: GlobalOptions Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 9, 2010**
> **File No. 001-33700**

Dear Mr. Schiller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Stock Purchase Agreement, page 38

1. We note your response to our comment letter dated September 23, 2010. To further clarify the sources of funds available for the transaction, please revise to disclose, if true, that LSR currently has no significant assets or operations and will depend entirely on cash contributions from its affiliates to fund the consideration due under the Stock Purchase Agreement. In addition, please clarify whether the affiliates have committed to provide funding in the form of a loan or a capital contribution to LSR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director